April 30, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street NE

Washington, D.C. 20549

Attn:   Christina Chalk, Senior Special Counsel

Re:   Brookfield Infrastructure Corporation and Brookfield Infrastructure

Partners L.P.

Registration Statement on Form F-4

Filed February 22, 2021

File No. 333-253365

Dear Ms. Chalk:

On behalf of our clients, Brookfield Infrastructure Corporation, a corporation existing under the laws of the Province of British Columbia, Canada (“BIPC”), and Brookfield Infrastructure Partners L.P., a Bermuda limited partnership (“BIP” and together with BIPC, the “Companies”), and in response to the follow-up request for supplemental information from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) received during the our phone call with the Staff on April 12, 2021, we submit this letter containing the Companies’ supplemental response. The follow-up request was with respect to our response letter dated April 1, 2021 and related Amendment No.1 to the above-referenced registration statement on Form F-4 submitted on February 22, 2021 (the “Registration Statement”, as amended the “Amended Registration Statement”), relating to the Staff’s letter dated March 10, 2021 with respect to the Registration Statement, and it sought a description of how the Companies comply with Rule 162(a) under the Securities Act of 1933, as amended (the “Securities Act”). The Companies have provided such description below, which includes compliance with Rule 14d-1(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with the Multi-Jurisdictional Disclosure System. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Pursuant to Rule 162(a) under the Securities Act, the Companies may commence the Offer before the Registration Statement is declared effective by the Commission, provided no Common Shares are purchased prior to effectiveness and the Offer has expired in accordance with the tender offer rules and the Companies comply with either of the conditions described in Rule 162(a)(1) or Rule 162(a)(2).

United States Securities and Exchange Commission

April 30, 2021

Pursuant to Rule 162(a)(1) under the Securities Act, the Offer would be subject to Rule 14d-1 to Rule 14d-11 of the Exchange Act. Under Rule 14d-1(b), the Companies would be deemed to comply with the requirements imposed by sections 14(d)(1) through 14(d)(7) of the Securities Act and Regulation 14D under the Exchange Act with respect to the Offer for the Common Shares of Inter Pipeline Ltd. (“IPL”), a foreign private issuer formed under the Business Corporations Act (Alberta) not required to be registered under the Investment Company Act of 1940, as amended, if less than 40 percent of the outstanding Common Shares of IPL is held by U.S. holders and the Offer is subject to, and complies with, applicable Canadian tender offer rules (and the Companies have not received any waivers or exemptions from applicable Canadian laws that would impair the ability of the Companies to make the Offer in compliance with Rule 14d-1(b)) and a Schedule 14D-1F is filed along with the Registration Statement.

Pursuant to Note 1 to Rule 14d-1(b), U.S. holders are presumed to hold less than 40 percent of the subject securities, unless (a) the aggregate trading volume of that class on national securities exchanges in the United States and on NASDAQ exceeded its aggregate trading volume on securities exchanges in Canada and on the Canadian Dealing Network, Inc. (“CDN”) over the 12 calendar month period prior to commencement of the offer (based on volume figures published by such exchanges, NASDAQ and CDN), (b) the most recent annual report or annual information form filed or submitted by the issuer with securities regulators of Ontario, Quebec, British Columbia or Alberta (or, if the issuer is not a reporting issuer in any of such provinces, with any other Canadian securities regulator) or with the Commission indicates that U.S. holders hold 40 percent or more of the outstanding subject class of securities, or (c) the bidder has actual knowledge that the level of U.S. ownership equals or exceeds 40 percent of such securities.

With respect to the foregoing condition (a), IPL’s Common Shares are traded on the Toronto Stock Exchange (the “TSX”). The relevant measurement period for calculating the trading volume is the period from February 1, 2020 through January 31, 2021. The trading volume data shows that the trading volume of the Common Shares in the United States (representing 0.3% of the combined trading volume in the United States and on the TSX) did not exceed the trading volume on the TSX (representing the remaining 99.7%) during the relevant measurement period.

With respect to the foregoing condition (b), the most recent Annual Information Form filed by IPL in Canada does not indicate that U.S. holders hold 40% or more of the outstanding Common Shares.

With respect to the foregoing condition (c), the Companies have no actual knowledge that the level of U.S. ownership equals or exceeds 40% of the Common Shares. In reaching its view as to the actual level of U.S. ownership, the Companies reviewed all filings under Canada’s early warning system (the equivalent under Canadian law of the U.S. Schedule 13D regime) and (i) the list of registered shareholders of IPL showing the geographical breakdown of the registered shareholders of IPL and (ii) a U.S. geographic analysis report from Broadridge dated February 23, 2021 providing a breakdown of U.S. beneficial ownership of the Common Shares of IPL, confirming that U.S. holders held less than 40% of the outstanding Common Shares as such data indicates that U.S. holders hold approximately 14.5% of the outstanding Common Shares as of February 17, 2021.

United States Securities and Exchange Commission

April 30, 2021

The Companies confirmed that the Offer is subject to, and complies with, applicable Canadian tender offer rules and that the Companies have not received or applied for any waivers or exemptions from applicable Canadian laws that would impair the ability of the Companies to make the Offer in compliance with Rule 14d-1(b).

In addition, the Companies intend to file a Schedule 14D-1F with the Commission. The Companies are eligible to file the Offer on a Schedule 14D-1F based on the fact that, as described above, U.S. holders owned less than 40% of Common Shares as of the relevant measurement date.

* * *

Please do not hesitate to contact David Johansen at (212) 819-8509 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ David Johansen

David Johansen

cc:	Brian Baker, Brookfield Asset Management

Albert Lin, Brookfield Asset Management

Robert J. Richardson, McCarthy Tétrault LLP

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